Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

December 13, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Jennifer Gowetski, Esq.

Re:	American Realty Capital Healthcare Trust, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed December 13, 2010
File No. 333-169075

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Healthcare Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 23, 2010 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on August 27, 2010 (No. 333-169075) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on October 1, 2010 and Amendment No. 2 to the Registration Statement filed with the Commission on November 2, 2010.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosure provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  Amendment No. 3 has been filed by the Company today.  In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3.  All page number references in the Company’s responses are to page numbers in Amendment No. 3.

Prospectus Summary, page 1

1.
We note your response to comment 5 of our letter dated October 19, 2010.  In response to our comment, you revised your disclosure to state that “reasonable best efforts” means that the dealer manager is “only required to use its good faith best efforts and reasonable diligence to sell the shares.” However, we continue to believe that you should explain how a “reasonable best efforts” offering differs from a “best efforts offering.” Please revise accordingly or omit the reference to “reasonable best efforts.” Additionally, please explain what you mean by the following statement in your response:  “We advise the Staff that the Company is not using the term ‘reasonable’ on the cover page to indicate that the amount that it reasonably expects to offer and sell in the next two years.”

We advise the Staff that the Company has revised its disclosure in Amendment No. 3 to clarify how a “reasonable best efforts” offering differs from a “best efforts offering.”  The Company and the dealer manger do not believe that the meaning of reasonable best efforts is materially different from the generally understood meaning of best efforts in connection with the public offering of securities by dealer managers and placement agents, but have used the term reasonable best efforts to clarify that extraordinary efforts are not required to satisfy the standard.  While the Company has provided this disclosure in the summary of the prospectus, the Company does not believe that this additional detail is necessary on the cover page.  Additionally, while the Company used the word “reasonable” on the cover page for the reasons mentioned above, the Company also confirms to the Staff that the amount of securities listed on the cover page is the amount that the Company expects to offer and sell pursuant to Rule 415(a)(2) of Regulation C.

What are the fees that you will pay ...?, page 9

2.
We note your response to comment 7 of our letter dated October 19, 2010.  Please revise your disclosure in this section and on page 75 to clearly state that you will reimburse your advisor for compensation, including salary, bonuses and related benefits, paid to your named executive officers.

We advise the Staff that the Company has revised its disclosure in the summary and in the “Management Compensation” section to provide that the Company will reimburse its advisor for compensation, including salary, bonuses and related benefits, paid to its named executive officers.

Risk Factors, page 21

A high concentration of our properties ..., page 40

3.
We note that you have added this risk factor.  Please revise to remove the mitigating language.  Please revise your risk factor to discuss only the risk presented.  You may discuss mitigating factors elsewhere in the prospectus.

We advise the Staff that the Company has removed the mitigating language in this risk factor.

Market Overview, page 58

4.	We will continue to monitor your filing for your response to comment 19 of our letter dated September 23, 2010.

We advise the Staff that the Company is sending by next business day delivery to the Staff the relevant sources in the required format for quantitative and qualitative business and industry data used in the Market Overview section of the prospectus.

Conflicts of Interest, page 85

5.
We note that you or your affiliates currently have at least four other filings in the registration process and that two filings recently were declared effective. Please revise your disclosure to address all of the conflicts associated with managing and raising funds for all of these affiliated companies at the same time.  Please disclose conflicts that may be present for your dealer manager in finding investors for you as well as your other affiliated entities.  Please discuss conflicts that may be present for your advisor.  Please add risk factors to address these risks as appropriate.

The issuer does not believe that there are conflicts of interest resulting from managing multiple affiliated companies, including those companies that have offerings in registration or that were recently declared effective, other than as disclosed in the sections of the prospectus entitled “Risk Factors – Risks Relating to Conflicts of Interest” and “Conflicts of Interest.”  The prospectus includes risk factors (“Our advisor will face conflicts of interest relating to the purchase and leasing of properties, and these conflicts may not be resolved in our favor, which could adversely affect our investment opportunities”; and “Our advisor, sponsor and dealer manager and their officers and employees and certain of our key personnel face competing demands relating to their time, and this may cause our operating results to suffer.”) that discuss the risks presented by management of multiple affiliated companies.  Additionally, many of the affiliated companies have dedicated management teams.  As a result, the issuer believes that the management of multiple affiliated companies, including those companies that have offerings in registration or that were recently declared effective, does not materially increase these risks, and that the prospectus sets forth sufficiently the conflicts of interests and risks arising from such management of multiple affiliated companies.  Please see the sections in the prospectus entitled “Risk Factors – Risks Relating to Conflicts of Interest” and “Conflicts of Interest.”

With respect to fund raising, Realty Capital Securities, LLC (“RCS”), the dealer manager of the offering, was designed as a wholesale broker dealer capable of simultaneously distributing multiple direct investment programs.  RCS has a sales team that includes 90 professionals, as well as a wholesaling team for each offering dedicated to that offering.  RCS believes its sales team is adequate and structured in a manner to handle sales for all of the offerings for which RCS is the dealer manager, including those offerings that are currently in registration or that were recently declared effective, without adversely affecting its ability to act as dealer manager in the offerings.  Additionally, the section entitled “Conflicts of Interest – Affiliated Dealer Manager” has been revised in Amendment No. 3 to discuss the conflict of interest that the dealer manager may face with respect to simultaneous fund raising for multiple offerings.

For the foregoing reasons, the issuer does not believe that risk factor disclosure in addition to the disclosure already in the prospectus is necessary.

Prior Performance Summary, page 111

6.
We note your response to comment 11 of our letter dated October 19, 2010.  Please revise your aggregated disclosure regarding your non-public programs to include ARC Growth Partnership, LP in accordance with Item 8.A.1 of Industry Guide 5 or advise.  Additionally, please advise why you have not included separate disclosure regarding ARC Growth Fund, LP.

We advise the Staff that the Company has revised its disclosure in both the Prior Performance Summary and the Prior Performance Tables to refer to ARC Growth Fund, LLC, which inadvertently was identified as ARC Growth Partnership, LP in the Prior Performance Summary.

7.
We note your response to comment 12 of our letter dated October 19, 2010.  Please note that Item 8 of Industry Guide 5 requires ten years of disclosure in the narrative section as well as discussion of those adverse business developments or conditions experienced by any prior program that would be material to investors in this program.  Please add disclosure regarding the adverse experience of American Financial Realty Trust in 2006.  Additionally, please advise whether any of the other programs have experienced any adverse business developments and revise your disclosure, as appropriate.

We advise the Staff that the Company has revised its disclosure in the prospectus to include the adverse experience of American Financial Realty Trust in 2006.  No other programs have experienced any adverse business developments, and, as a result, no additional disclosure is necessary.

Summary Information, page 111

8.
We note you disclosure that the public program, American Realty Capital Trust, commenced operations in March 2008.  In Table III, you disclose that this program commenced operations in August 2007.  Please revise your disclosure, as appropriate, to address this discrepancy.

We advise the Staff that the Company has revised its disclosure in Amendment No. 3 to remove references to March 2008 and to include August 2007 as the date that American Realty Capital Trust, Inc. commenced operations.

Share Repurchase Program, page 154

9.
We note that you have revised your share repurchase program to remove the 30 day notice provision.  Please advise us how shareholders will be notified of changes to your program and whether shareholders will have sufficient notice to make informed decisions regarding whether to submit their shares for repurchase.

We advise the Staff that the Company has revised its disclosure in Amendment No. 3 to provide that any material modification, suspension or termination of its share repurchase program by the board of directors or the advisor will be disclosed to stockholders as promptly as is practicable, but not later than 10 days after such action, in reports the Company files with the Commission, a press release and/or via the Company’s website. In the event of a suspension or material modification of the share repurchase program, the board of directors of the Company may also modify or suspend the offering of shares for sale.

Prior Performance Tables, page A-1

10.	Please revise Table I to provide the disclosure in the manner required by Industry Guide 5.

We advise the Staff that the Company has revised Table I in Amendment No. 3 to provide the disclosure in the manner required by Industry Guide 5.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.